Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 333-251999

Date: March 2, 2021

The following excerpts from the transcript of S&P Global’s presentation at the Raymond James Institutional Investors Conference are being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

S&P Global Inc. NYSE:SPGI

Company Conference Presentation

Call Participants

EXECUTIVES

Douglas L. Peterson

President, CEO & Executive Director

ANALYSTS

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Presentation

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

All right. We can go ahead and get started. Good afternoon, everybody. I’m Patrick O’Shaughnessy. I cover capital markets here at Raymond James. Up next, we have S&P Global. And presenting on their behalf, we have President and CEO, Doug Peterson. Doug is going to go through a handful of slides as we kick it off, and then we will do a fireside chat.

There is chat functionality via your Zoom. You can feel free to submit a question, and I will do my best to incorporate it into the conversation as appropriate.

And with that, Doug, welcome. Thanks for joining us.

Douglas L. Peterson

President, CEO & Executive Director

Thank you, Patrick, and thank you for hosting this conference again. I’m missing everyone not being in Orlando this year.

[. . .]

Now I talked before about how we think about the key trends that are driving the market. What is it that also drove us to think about the acquisition and merger with IHS Markit. If you look at this slide – I’m not going to go through all of these. But what are some of the trends that really are helping us look at longer-term growth in our business?

One of them is about debt outstanding across time, and this is really about how capital markets develop over time across different markets around the world. The U.S. is definitely a capital market. And once debt becomes a corporate bond, it stays as a corporate bond.

But as markets develop, they look for more and more ratings data, for consistent financial information from the market, and we feel that we’re there to serve those needs. China is a regional play for us, quite important as we see the Chinese capital markets develop. And we built a Chinese credit rating agency, and we’re growing there over the last couple of years.

The next below that is assets continue to shift to index-related and ETF-type assets. And we’ve been benefiting from that trend and will further benefit from with the IHS Markit.

And then finally, down on the left-hand corner, the ESG is gaining momentum. I talk about it being the second inning or third inning. But at the same time, the shape of the field and the rules of the game are getting – are starting to get shaped, and we’re at the table helping shape those.

On the next slide, I referred to this merger that we’re doing with IHS Markit that we announced on November 30 last year. We spent well over a year analyzing our opportunities to grow and where we could use our capital to really expand and build scale. And the IHS Markit business was one that we felt that merging with them was going to allow us to enhance our customer value proposition with these very complementary assets. It’s going to give us scale in the highest growth markets and the ability to use what we’ve done with Kensho, which is our machine learning and data sciences machine, along with the data lake that IHS Markit has.

This portfolio putting it together would end up with over 75% of the revenue will be recurring or subscription-like revenue. We’ve developed a synergy case of $480 million of revenue synergies and $350 million – or sorry, $480 million of cost synergies and $350 million of revenue synergies, which is an EBITDA impact of $680 million.

We have a very strong balance sheet at S&P Global. That’s why we’ve built our company and maintained it. And we have an opportunity to have a very strong balance sheet and strong return of capital with some flexibility for M&A, although that’s not going to be our top priority. And we do have also very strong talent.

As we continue forward on the next slide, in addition to having this commitment to having a high-quality execution on the IHS Markit merger, we have some other key initiatives during the year. You heard about China and Asia. We have some initiatives around customer orientation and customer experience, a couple of those. We have a platform, the S&P Global platform, the way that supports all of our businesses as well as the Market Intelligence business.

[. . .]

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

All right. Terrific. Thank you for the slides, Doug. And certainly, I think we have some questions to dig into some of those topics.

First question, deal-related. A key appeal of S&P Global to investors is that the company is viewed as owning a curated portfolio of benchmark businesses that, in general, enjoy pricing power and barriers to entry. Is there a risk that acquiring IHS Markit erodes those attractive attributes?

Douglas L. Peterson

President, CEO & Executive Director

Not really because if you think about what we’ve talked about here, we’ve looked for the ways where we can grow and where are the customers most looking for new analytics, new data, new benchmarks. And so as we thought about that, we looked at over that year before we even picked up the phone to talk to IHS Markit. There were areas in fixed income indices and fixed income data and analytics, in debt capital markets, in ESG, in private markets, private company data, supply chain analytics. And so you think about where that growth is going to be coming from and that increasing demand for these specialized analytics, that’s where IHS Markit and us together will have a much stronger position.

So this is the way we thought about the merger and how we can grow, so we can maintain the strength of our businesses and the strength of the IHS Markit businesses. Putting them together allows us to really move a lot faster in the areas where the fastest growth is coming.

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. And I think kind of building off of your response to that question, there’s definitely some overlap between the 2 businesses in terms of ESG content and private company content. To what extent does the timing of the deal reflect your desire to accelerate S&P’s efforts in those areas at what’s arguably an inflection point in the market opportunity?

Douglas L. Peterson

President, CEO & Executive Director

Yes. This is definitely one of the opportunities that we looked at. We felt that some of these areas, as you mentioned, the private company content, ESG, are going to start accelerating.

Just think for a second about how many companies have delayed doing an IPO that are now in round B, round C, sometimes it looks like even round D raising of capital instead of doing IPOs, and the kind of demand we hear from our corporate customers and financial institutions customers to have a better grasp on their supply chain.

This is all of that type of private company data. And we see that between a combination of that demand increasing and expectations increasing, there’s also an opportunity with new data tools. And like, as you know, we have Kensho. With Kensho, we’ve had all types of new learnings on how we can integrate data, et cetera. So we felt that these were the opportunities that would allow us to drive towards this merger to really create a lot of value.

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. And I think from some of your conference calls, it sounds like a lot of — or maybe not a lot, but a good chunk of the appeal of the acquisition is the distribution of IHS content via your platform and then leveraging your tools like Kensho. And it sounds like initial customer feedback has been pretty positive in that regard. What are the current constraints on the customer adoption of some of these products that are going to be reduced as the 2 entities combine?

Douglas L. Peterson

President, CEO & Executive Director

Well, right now, we think about it, there’s a — some of the reference data and specialized data that IHS Markit has, they’re having to — they find ways that they can deliver it through some of their workflow processes, but it’s not really getting out there.

It’s — sometimes, we call it exhaust in our own company, where we’re running an analytical process and there’s a lot of specialized data around the edges of that, that produce the final product. And right now, we’re not commercializing that data ourselves, much less IHS Markit commercializing that data. So this is a way to pick up a lot of reference data and information that comes out of analytical processes that’s not even being commercialized at all today anywhere.

And so if you think about it, there’s really a couple of different ways that we think about this data story. The first is taking IHS Markit data and putting it through our Desktop, getting out to the 250,000 users that we already have so that they can get access to that kind of specialized data or data that’s not even being commercialized at all today. And then the second is using data that’s coming from our businesses into the IHS Markit workflow. And there’s a lot of really high-quality software and workflow services that IHS Markit has.

But let me just give you one example. If you were in the debt capital markets business and you are an IHS Markit client of their debt capital markets workflow tools, you now can take a lot of reference data of information, specialized data, ratings reference data, et cetera, and build that in a way that we can provide more information to that debt capital markets client. So we’re thinking about it from a couple of different angles, but the workflow as well as the Desktop or 2 that are very important.

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. In your S-4 filing, S&P management projected IHS Markit will grow revenue at an 8% CAGR between 2020 and 2023, compares to about a 3% average growth rate over the past 5 years. Maybe some of that is a cyclical rebound, and they certainly had a tougher year in 2020. Has anything structurally improved at IHS Markit in your view that kind of supports those growth rate projections and even beyond 2023?

Douglas L. Peterson

President, CEO & Executive Director

Well, there’s a couple of things. First of all, we do think that there’s going to be upside, especially to kick in, in the third, fourth and fifth year from the transaction from these synergies that we’ll get on the revenue side. In addition to that, when we look at that 5-year period, the growth rate in 2018 and 2019 at IHS Markit were 6%. Those were what we think are more normalized years. IHS Markit has gone through a downturn in their upstream business in the resources sector, which was a drag on their top line growth, which we think is actually starting to go away. We don’t think that, that drag will be there. In fact, with the current price of oil, there might even be a slight rebound. I’m not necessarily going to count on that.

So I think that the 6% normalized growth over those 2 years, the drag that they had, had from the resources business, our ability to start getting more synergies over time, we think that these are the opportunities. And they have something that’s just started to get monetized, which is the data lake. And we think that the data lake through the financial services business, along with our Kensho and Marketplace capabilities, is one of those upsides that we’re very excited about.

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. That makes sense. I would imagine that given its breadth of businesses, integrating IHS Markit is going to be orders of magnitude more complex than integrating your last major acquisition which was SNL Financial. But what did S&P, what did you and your management team learn from SNL Financial that you can apply to this acquisition?

Douglas L. Peterson

President, CEO & Executive Director

Well, what we learned from SNL and what I’ve learned in my entire career is that the first thing you do is you have to have discipline. You need to set up a program and a plan where everybody knows that there’s going to be a certain frequency every week, every day, every week, every month, whatever the frequency is that there’s going to be an escalation of oversight with an integration management office. You want to call it like a PMO, a project management office.

We’ve started setting that up. That’s one of the work streams that we’ve already started setting up. There’s an incredible amount of enthusiasm. Obviously, we don’t manage each other’s companies yet. So we have to make sure that we maintain the right kind of firewalls. But we’ve set up the processes and the planning around a very robust IMO.

The second thing we learned from the SNL deal was to have what we call a VCO, value capture office. We want to make sure that we keep on track for our synergies and that we’re actually holding people accountable that they are on track to achieve synergies. So that approach to tracking metrics, to tracking not just the integration success but also the financial success is very important.

And then the third is that we don’t want to make this all about synergies. Synergies is critical, but it’s also about our purpose, our values, our strategy. And that’s also something that we want to make sure over the next few months as we’re waiting that we’re putting in place a very compelling strategy, compelling values. Our employees will be excited by having the right kind of opportunities that people will grow in this company, have opportunities to develop careers and have that kind of commitment to making this a great place to work and a great place where we can serve our clients from.

So those are the 3 keys. It’s the integration management, it’s value capture, and then it’s having the right kind of purpose and values and strategy in place. So on day 1, we can really launch a compelling proposition.

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. And then, I guess, in terms of holding yourselves accountable to achieving those things, in the S-4 filing, there’s a section detailing milestone incentive payments to S&P senior executives that cliff vest, I believe, 3 years after the deal is closed. What’s the deal-related criteria in terms of earning those bonuses?

Douglas L. Peterson

President, CEO & Executive Director

Yes, those – that criteria is still with our compensation committee. At the time the deal closes, the final terms and conditions of those will be set. And there will be some sort of performance criteria around them. It could be based on cost synergy capture, but there will be performance criteria.

[. . .]

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. That makes sense. Shifting to Market Intelligence and specifically the Desktop and Data Management Solution components. What’s the state of the competitive landscape from S&P’s perspective? And does the recently closed acquisition of Refinitiv by LSE Group change things in any way?

Douglas L. Peterson

President, CEO & Executive Director

[. . .]

And one final thing I’d say, we’re not – we don’t think that competing in every single segment everywhere is absolutely necessary. We think that we’re really well diversified. We’re in buy side, sell side, corporates, as well as government and academic. So we think that we’ve got a really good diversification across all these different users. And the data that IHS Markit is going to bring in transportation, in financial services and different aspects of new users is going to allow us to bring together this data and the users to have a very compelling offer.

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. Makes sense. And then on the index franchise, what are some of the investments that you’re making in that business that you’re excited about? And how adding some of IHS’ properties expand the opportunity?

Douglas L. Peterson

President, CEO & Executive Director

We’ve been investing in a couple of things. One of them in our tools that give our asset management clients more opportunities to understand what are the interplay of different asset classes as well as ways that they might think about new products that they could develop with us. Obviously, any product of an index that would be developed even in conjunction with a client comes back to our approach to how we have the right governance around it. Our index governance is absolutely critical to everything we do, so that we know that there’s consistency, there’s replicability, there’s controls around any index that goes out from our company with our name on it. So – but we’ve come up with new ways for faster innovation to work with our clients.

Another thing is that we’ve looked at what are the different type of asset classes, whether it’s fixed income, multi-asset class and factor indices. And we’ve also found ways to work with the buy side and the sell side in both cases to identify pools of capital that’s looking for these types of characteristics so we can also move faster there.

Patrick Joseph O’Shaughnessy

Raymond James & Associates, Inc., Research Division

Got it. And then kind of a deal-related question, but you guys are pretty limited of what you can do with your share repurchases until the deal closes. In the meantime, you have a lot of cash, and you will be adding a lot more cash. How aggressive will you plan to be with the repurchases once the deal does close?

Douglas L. Peterson

President, CEO & Executive Director

Well, I don’t have an ability to say what the number would be or where we would end up. But what I would tell you is that you saw when we announced the transaction that we also, through a modeling we had done, felt that the scale of this business and the cash generation would allow us to return 85% as a target of our free cash flow to our shareholders and, at the same time, be able to have adequate capital to invest in our business, to invest in technology, to have a little bit of capital here and there for tuck-in acquisitions.

And so this is really our approach. And we think that right upfront when we close the transaction, we will look very carefully at our cash position and the ability to do any refinancing of our debt to strengthen our balance sheet to ensure that we have the right approach to managing the balance sheet. So really think about it, the 85% target is an increase from where we are now. We will have substantial cash. It’s something we will be able to talk about as soon as the deal is closed.

[. . .]

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results and cost and revenue synergies, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit have filed and will file relevant materials with the SEC. On January 8, 2021, S&P Global filed with the SEC a registration statement on Form S-4, as amended (No. 333-251999) to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement, which was declared effective by the SEC on January 22, 2021, includes a definitive joint proxy statement/prospectus of S&P Global and IHS Markit. The definitive joint proxy statement/prospectus was mailed to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2020, its proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, its proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.